Phone:	(202) 772-5887
Fax:	(202) 572-1434
Email:	Gottfried@BlankRome.com

October 27, 2008

VIA EDGAR AND FAX TO (202) 772-9203

Peggy Kim, Esq.
Attorney Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Magellan Petroleum Corporation
Schedule 14A filed by ANS Investments LLC and Jonah Meer
Additional Soliciting Materials Filed Pursuant to Rule 14a-12
Filed October 14, 2008
File No. 001-05507

Dear Ms. Kim:

On behalf of our client, ANS Investments LLC, a Delaware limited liability company (“ANS”), and its Chief Executive Officer Jonah M. Meer (“Mr. Meer,” and, collectively, the “Filing Parties”), we have set forth below their responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated October 23, 2008 (the “Comment Letter”), commenting on the preliminary proxy statement of the Filing Parties that was filed with the Commission on October 14, 2008 (the “Preliminary Proxy Statement”) in connection with the proxy solicitation that is intended by ANS and Mr. Meer in connection with the 2008 Annual Meeting of Stockholders of Magellan Petroleum Corporation, a Delaware corporation (“Magellan”). For the Staff’s convenience and ease of reference, the numbered paragraphs below correspond to the paragraph numbers in the Comment Letter and the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

Concurrently with the delivery of this letter, the Filing Parties are filing with the Commission a revised preliminary proxy statement dated October 27, 2008 (the “Revised Preliminary Proxy Statement”) containing the revisions described in this letter.

Peggy Kim, Esq.
United States Securities and Exchange Commission
October 27, 2008

Schedule 14A

1.
Staff Comment: We note that this filing refers security holders to information expected to be contained in the company’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

Response: The Filing Parties acknowledge the Staff’s comment and confirm that they currently intend to rely upon Rule 14a-5(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to fulfill certain disclosure obligations. The current intention of the Filing Parties is not to file with the Commission and mail to stockholders of Magellan Petroleum a definitive form of proxy statement until such time as Magellan Petroleum files its definitive form of proxy statement with the SEC and disseminates such proxy statement to its stockholders. However, to the best knowledge of the Filing Parties, to date, Magellan Petroleum has neither (i) initiated the “broker search” contemplated by Rule 14a-13(a)(3) of the Exchange Act, (ii) set a record date in connection with its 2008 Annual Meeting of Stockholders, nor (iii) filed its preliminary proxy statement with the Commission in connection with the 2008 Annual Meeting of Stockholders in accordance with Rule 14a-6 of the Exchange Act. Last year, Magellan Petroleum filed its preliminary proxy statement on October 19, 2007 and declared a record date of October 26, 2007. Accordingly, the Filing Parties are increasingly concerned with the possibility that, in light of the contested solicitation by the Filing Parties, Magellan Petroleum may seek to delay the timetable by which it would ordinarily take the necessary actions in connection with the calling of an Annual Meeting and the setting of a record date therefor and further delay by Magellan Petroleum with respect to such actions may cause the Filing Parties to revisit their intention to not disseminate their proxy materials to stockholders of Magellan Petroleum prior to the time that Magellan Petroleum disseminates its proxy materials to stockholders. Accordingly, the Filing Parties undertake to notify the Staff if their intention in this regard changes. In addition, to the extent that the Filing Parties do change their intention in this regard and determine to disseminate their proxy materials prior to Magellan Petroleum’s distribution of its proxy statement, the Filing Parties undertake to provide any omitted information to the stockholders of Magellan Petroleum in the form of a proxy supplement.

2.
Staff Comment: We note that throughout your proxy and on your proxy card you state the proxy is being solicited by ANS Investments LLC. Please revise to clarify that the proxy is also being solicited by Mr. Meer.

Peggy Kim, Esq.
United States Securities and Exchange Commission
October 27, 2008

Response: The Preliminary Proxy Statement has been revised to address the Staff’s comment by clarifying throughout the document that the proxy is being solicited by both ANS and Mr. Meer.

Proposal One: Election of Directors, page 30

3.
Staff Comment: We note that you may introduce substitute or additional nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that if there is not a reasonable period of time prior to the annual meeting date, the shares represented by the blue proxy card will be voted for the substitute or additional nominees. Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Response: The Filing Parties acknowledge the Staff’s comment and confirm that they are not aware of any current circumstances where their nominee, Jonah M. Meer, would be disqualified, be unable to stand for election or the need for a substitute nominee would otherwise arise. In addition, the Filing Parties are not aware of any current intention on the part of Magellan Petroleum to amend its Bylaws to increase the size of its Board of Directors and do not currently believe that such action will be taken. Accordingly, the Revised Preliminary Proxy Statement has been revised to address the Staff’s comment by deleting the reference to the introduction of substitute or additional nominees. The Filing Parties also confirm that they have not engaged any substitute, alternate or additional nominees and not currently considering engaging any substitute, alternate or additional nominees.

The Filing Parties also supplementally advise the Staff that they not aware of any provisions in the Magellan Petroleum Bylaws relating to the qualifications of nominees for election to the Magellan Petroleum Board and, accordingly, are not aware of any Bylaw provisions that could cause their nominee, Jonah M. Meer, to be disqualified. The Filing Parties further supplementally advise the Staff that the Magellan Petroleum Bylaws contain advance notice provisions which generally require that Magellan Petroleum receive an advance notice of a stockholder’s intention to submit a nomination of a candidate for election to the Magellan Petroleum Board or other stockholder proposal by a fixed date in order for such nomination or stockholder proposal to be made. Magellan Petroleum indicated in its 2007 Proxy Statement that, in connection with the 2008 Annual Meeting, such deadline was October 7, 2008. As disclosed elsewhere in the Preliminary Proxy Statement, on September 11, 2008, ANS Investments delivered the requisite advance notice to Magellan Petroleum notifying it of ANS Investments’ intention to nominate Mr. Meer for election to the Magellan Petroleum Board at the 2008 Annual Meeting and to propose two other stockholder proposals for consideration by the Magellan Petroleum stockholders. To the extent that, there is a change in circumstances (e.g., amendments to the Bylaws that would seek to disqualify the Filing Parties’ nominee, Mr. Meer, or that would increase the size of the Board) such that substitute or additional nominees would be necessary or appropriate to contemplate, the Filing Parties believe that, in such case, they may find it necessary or appropriate to either challenge in a court of competent jurisdiction the legality of such a Bylaw amendment or seek a waiver from the Magellan Petroleum Board of the deadline prescribed by the advance notice bylaws.

Peggy Kim, Esq.
United States Securities and Exchange Commission
October 27, 2008

Biographical Information of the Nominee, page 33

4.	Staff Comment: Revise to affirmatively indicate, if true, that the Nominee has consented to serve if elected. Refer to Rule 14a-4(d)(4).

Response: The Preliminary Proxy Statement has been revised to address the Staff’s comment by revising the third sentence of the first paragraph under the caption “Biographical Information of the Nominee” to read as follows:

“The Nominee has consented to serve as a director of Magellan Petroleum, if elected by the stockholders at the 2008 Annual Meeting, and to be named in this Proxy Statement as a nominee.”

Annex I

5.
Staff Comment: ANS Investments and its Nominee are participants in the solicitation within the meaning of term “participants” as defined in Instruction 3 to Item 4 of Schedule 14A. Please revise to remove the implication that a question exists as to whether or not those parties may be properly defined as participants by deleting the term “deemed.”

Response: The Preliminary Proxy Statement has been revised to address the Staff’s comment by deleting the word deemed when used in reference to the participants in the solicitation.

Peggy Kim, Esq.
United States Securities and Exchange Commission
October 27, 2008

* * * * * *

If you have any questions regarding these responses or wish to discuss them, please feel free to contact me at (202) 772-5887. In addition, you may direct correspondence to me by facsimile at (202) 572-1434.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:	Jonah M. Meer, ANS Investments LLC
Patrick P. Salisbury, Esq., Salisbury & Ryan LLP